UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 13, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

13 May 2004

COLES MYER third quarter sales up 23.6%

  Sales up 23.6% to $8 billion

  Food, Liquor and Fuel up 34.4%

  Food and Liquor sales up 9.3% - strongest quarter in two years

  Comp store sales up 5.1%

  Continued sales growth for Kmart, Officeworks, Myer and Target

  EBIT margins up across all businesses

Coles Myer Ltd (CML) today announced third quarter sales of $8.0 billion, an increase of 23.6% for the 13 weeks ended 25 April 2004 (Q2 2004: 14.5%).

"This is a strong result, delivering on our goals of growing shareholder value through delighting our customers and being the best team," CML CEO John Fletcher said.

"Our Food and Liquor business has reported its best quarter in two years, reflecting increased sales growth momentum and market share gains. The non-food brands have grown sales in highly competitive markets, with further improvement in the quality of sales and margins, despite unseasonably warm weather reducing foot traffic over Easter.

"The Group EBIT margin has increased year to date, reflecting margin expansion in both the Food and Liquor business and in our non-food brands," Mr Fletcher said.

Food, Liquor and Fuel sales rose by 34.4%. Excluding fuel, sales growth increased to 9.3%, led by the excellent customer response to the Coles Express fuel offer and the new fresh produce departments.

Kmart and Officeworks combined sales rose by 4.3% and Target sales were up by 6.5%, with margins improving in both of these businesses.

Myer and Megamart combined sales increased by 0.2%. Myer's sales and margins over the quarter were in line with expectations. Myer's key business categories of women's and men's apparel, cosmetics and soft home rose solidly, however, disappointing sales at Megamart in the highly competitive electrical category impacted the combined result.

"The Coles Myer Share Sale Facility closed on 23 April, with less than 8% of eligible shareholders choosing to sell their shares. We are optimistic that this response reflects shareholders' support for our customer-focussed strategy and our significant improvement in financial performance," Mr Fletcher said.

Food, Liquor and Fuel

Food and Liquor comparative store sales growth increased to 5.1% (excluding Fuel and Convenience sales), up from 4.0% in the second quarter.

The focus on delighting customers is delivering results. Coles' new fresh produce departments have now been introduced in over 80% of supermarkets. The new store program is also continuing to plan, with four supermarkets and three liquor outlets opened in the quarter.

The national roll-out of Coles Express was successfully completed during the quarter, with 598 sites now operating throughout Australia. The Coles Express business is expected to exceed its cost of capital and be EPS positive in its first year of operation.

Looking ahead, sales growth will be driven by providing great value and innovative offers across the network, including expansion of fresh food to increase customer frequency and basket size and continuing development of house brands.

Kmart & Officeworks' combined sales increased by 4.3% in the third quarter, against a very high prior year result of 16.7% growth.

Kmart continued to progress in the highly competitive discount department store environment.

Kmart's focus remains on providing customers with the best range of products at the lowest prices, the most exciting events and an improved shopping environment. Sales in the fourth quarter have strengthened, benefiting from the continued improvement to the brand's product and marketing offer.

Kmart opened one new store (Parkes NSW) and replaced one store (Werribee Victoria).

Officeworks delivered another good performance, reflecting its great range, convenience, customer service and low prices. During the quarter, Officeworks cycled its successful Viking office products acquisition (purchased in January 2003), and one new store was opened.

The Myer result was in line with strategy, including a solid uplift in Myer's key business categories of women's and men's apparel, cosmetics and soft home. However, sales at Megamart in the highly competitive electrical category were disappointing, impacting the combined result (Myer and Megamart combined sales up 0.2%).

Myer continues to progress against its strategic goals, with the quality of sales, margins and inventory further improving during the quarter. In line with strategy, Myer has remained focussed on delivering its planned marketing program, balancing branding, fashion and promotion to drive higher quality sales.

Customer feedback on the re-brand of Grace Bros stores in NSW and ACT to Myer has been positive. Improvements in merchandise and store environment were completed in three of the larger Sydney stores - Chatswood, Parramatta and Macquarie - late in the quarter. Myer Bondi opened strongly on 21 April in that important market, and is already showing its potential to become one of Myer's top performing stores.

There is clear focus on delivering improvements in Megamart to ensure strong positioning in the very competitive electrical market.

Target's sales increased by 6.5%, a strong result on last year's high base of 13.4% growth.

Target continues to successfully deliver on its strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season. Target's speed to market with new merchandise ranges and successful events continues to drive customer appeal.

Continuing its portfolio management, Target opened one new store in the quarter at Bondi and a replacement store at Busselton in WA.

Target's focus on the right merchandise, events, store layout and execution should position the business well, in what is expected to be an increasingly competitive market.

Outlook

Guidance of underlying net profit after tax of $558-568 million for FY2004 remains unchanged. Net of supply chain implementation costs ($40 million pre-tax), Group earnings of $530-540 million are expected.

Further enquiries:

Media Scott Whiffin 03 9829 5548

Analysts Amanda Fischer 03 9829 4521

Financial Analysis
Business Group Sales	Third Quarter (13 Weeks)			Year to date (39 Weeks)
	2003	2004	Chg	2003	2004	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,150	4,536	9.3	12,456	13,483	8.2
Fuel & Convenience	na	1,040	na	na	1,901	na
Food, Liquor & Fuel	4,150	5,576	34.4	12,456	15,384	23.5
Kmart & Officeworks	1,015	1,059	4.3	3,306	3,513	6.3
Myer & Megamart	668	669	0.2	2,409	2,465	2.3
Target	588	626	6.5	2,006	2,132	6.3
Emerging Businesses	55	71	29.6	158	198	25.3
Intra-group sales	(7)	(6)		(21)	(14)
Total sales	6,468	7,995	23.6	20,313	23,678	16.6
Comparable store sales
Food & Liquor			5.1			3.6
Kmart & Officeworks			1.9			2.1
Myer & Megamart			0.4			1.9
Target			5.4			5.0
Emerging Businesses			23.5			19.0
Total Group			4.3			3.4

Movement in Stores	Q2 2004	Openings	Closings	Q3 2004
Coles	487	2		489
Bi-Lo	208	2		210
Total supermarkets	695	4		699
Liquor	626	3	3	626
Fuel & Convenience	357	241		598
Kmart	175	2	1	176
Kmart Tyre & Auto	50			50
Officeworks	75	1		76
Target	140	2	1	141
Target Country	112			112
Myer	63	1	1	63
Megamart	9			9
Emerging Businesses	7	1		8
Total	2,309	255	6	2,558